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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 7)



                              Parlex Corporation
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                               (Name of Issuer)


                    Common Stock, par value $.10 per share
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                         (Title of Class of Securities)


                                  701630-10-5
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                                (CUSIP Number)

                              Walter A. Winshall
                               3 Fernadale Road
                               Weston, MA 02193
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                 June 22, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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                                 SCHEDULE 13D

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CUSIP NO.  701630-10-5                                         Page 2 of 5 Pages
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Walter A. Winshall

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
 2    Not Applicable                                            (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS
 4    Not Applicable

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5    Not Applicable
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          232,098
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          232,098
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      232,098
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
12
      Not Applicable
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.8%
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      TYPE OF REPORTING PERSON*
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP No. 701630-10-5                                          Page 3 of 5 Pages
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         This Amendment No. 5 to Schedule 13D relates to shares of common stock of Parlex Corporation ("Parlex") and is filed to amend the Schedule 13D originally filed by Walter A. Winshall with the Securities and Exchange Commission on July 21, 1997, as amended by Amendment No. 1 and Amendment No. 2, each filed with the Securities and Exchange Commission on July 21, 1997, and Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, each filed with the Securities and Exchange Commission on November 6, 2001.

Item 2.  Identity and Background

         (a)  Walter A. Winshall

         (b)  3 Ferndale Road
              Weston, MA 02193

         (c)  self-employed management consultant

         (d)  no

         (e)  no

         (f)  United States of America

Item 5.  Interest in Securities of the Issuer

         (a)  232,098 shares (4.8% of the class)

         (b) sole power to vote and sole power to dispose or to direct the disposition: 232,098 shares (4.8% of class)

         (c) The Reporting Person has effected the following transactions since his most recent filing on Schedule 13D:

                   (i) December 23, 1999 -- open market sale of 5,000 shares at $27.00/share.

                   (ii)    December 30, 1999 -- gift transfer of 2,000 shares.

                   (iii) January 10, 2000 -- open market sale of 5,000 shares at $27.06/share.

                   (iv) February 11, 2000 -- open market sale of 1,000 shares at $32.25/share.

                   (v) February 14, 2000 -- open market sale of 9,000 shares at $32.50/share.

                   (vi)    February 22, 2000 -- gift transfer of 2,000 shares.

                   (vii) March 6, 2000 -- open market sale of 10,000 shares at $37.11/share.

                   (viii)  March 28, 2000 -- gift transfer of 1,000 shares.

                   (ix) June 22, 2000 -- open market sale of 10,000 shares at $39.37/share.

                   (x) June 22, 2000 -- open market sale of 5,000 shares at $40.00/share.

                                      -3-
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CUSIP No. 701630-10-5                                          Page 4 of 5 Pages
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     (d)  Not applicable.

     (e) Based on the outstanding share information contained in the quarterly report on Form 10-Q filed by Parlex on May 10, 2000 with respect to the quarter ending March 26, 2000, Walter A. Winshall has ceased to be the beneficial owner of greater than 5% of the common stock of Parlex.
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CUSIP No. 701630-10-5                                          Page 5 of 5 Pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

November 6, 2001

                              /s/ Walter A. Winshall
                              ------------------------
                              Walter A. Winshall